CUSIP No. 59502G103
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MICROCHANNEL TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59502G103

(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008

(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59502G103

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization U.S.

(7) Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 0%(1)

(14)	Type of Reporting Person (See Instructions) IN

________________
(1)       Based on 53,864,600 shares of Common Stock, par value $0.0001 per share (“Common Stock”) outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2009.

CUSIP No. 59502G103

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power -0-
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 0%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)       Based on 53,864,600 shares of Common Stock, par value $0.0001 per share (“Common Stock”) outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2009.

CUSIP No. 59502G103

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power -0-
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 0%(1)

(14)	Type of Reporting Person (See Instructions) OO

_________________
(1)       Based on 53,864,600 shares of Common Stock, par value $0.0001 per share (“Common Stock”) outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2009.

CUSIP No. 59502G103

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust (“Trust”), David Gelbaum and Monica Chavez Gelbaum (collectively as the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on November 24, 2008 (the “Initial Schedule 13D”).  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

On November 24, 2008, the Reporting Persons pursuant to Rule 24b-2 of the ’34 Act submitted to the SEC a request for confidential treatment of certain information contained in Exhibit B of the Initial Schedule 13D.  In connection therewith, the Reporting Persons filed the Initial Schedule 13D with a redacted version of Exhibit B, omitting certain text which were the subject of the confidential treatment request.  This Amendment No. 1 provides an unredacted copy of the Exhibit B.  Furthermore, this Amendment No. 1 discloses the disposition of all of the securities of the Issuer since the filing of the Initial Schedule 13D.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of December 2, 2008, Reporting Persons beneficially owned no securities of the Issuer.

(b) Not applicable.

(c) Since November 19, 2008, the Trust has sold shares of Common Stock in brokered transactions as follows:

Date	Number of Shares	Price Per Share
11/20/08	-1000	0.0564
11/21/08	-8000	0.0466
11/25/08	-5000	0.0450
11/26/08	-1000	0.0450
11/28/08	-500	0.0500
12/1/08	-500	0.0500

Additionally, pursuant to that certain Stock Purchase Agreement dated December 2, 2008 (the “SPA”), the Reporting Persons in a private transaction sold 3,390,100 shares of Common Stock, representing all of the shares of the Issuer owned by the Reporting Persons at that time.  The sale price was $0.015 per share.  A copy of the SPA is attached hereto as Exhibit C (1).

(d) Not applicable.

(e) As of December 2, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Issuer’s Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a) Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

_____________
(1)           Due to a clerical error, the SPA incorrectly states the number of shares of the Issuer being sold as 3,385,100.  As reported in this Amendment No. 1, the actual number of shares sold and delivered by the Reporting Persons pursuant to the SPA was 3,390,100 shares.

CUSIP No. 59502G103

Item 7.  Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

Exhibit B:  Unredacted copy of Exhibit B to Schedule 13D filed on November 24, 2008  (Stock Purchase Agreement dated November 18, 2008)

Exhibit C:  Stock Purchase Agreement dated December 2, 2008  (1)

_____________
(1)           Due to a clerical error, the SPA incorrectly states the number of shares of the Issuer being sold as 3,385,100.  As reported in this Amendment No. 1, the actual number of shares sold and delivered by the Reporting Persons pursuant to the SPA was 3,390,100 shares.

CUSIP No. 59502G103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: September 24, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 59502G103

Exhibit A

Agreement Regarding Joint Filing of Schedule 13D

The undersigned agree that the Schedule 13D with respect to the Common Stock of MicroChannel Technologies Corporation is a joint filing being made on their behalf.

Dated: September 24, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit B

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of this 18th day of November, 2008 between Triumph Small Cap Funds (the "Purchaser"), The Quercus Trust (the "Seller").

WITNESSETH:

WHEREAS, the Seller is the beneficial owner of 1,000,000 of common stock, $.0001 par value per share (the "Shares"), of Microchannel Technologies Corporation, a Delaware Corporation (the "Company") whose common shares trade on the Over the Counter Bulletin Board; and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, upon and subject to the terms and conditions set forth herein, the Shares.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements of the parties herein contained, the Seller and the Purchaser hereby agree as follows:

1.    Recitals. The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.    Sale and Purchase of Shares.

2.1    Seller will sell to Purchaser and Purchaser agrees to purchase the Shares from Seller in exchange for the payment of Forty Thousand US Dollars ($40,000.00) (the "Purchase Price"), to be paid to Seller on or before the fifth business of the Closing not to exceed November 28th 2008. (the "Closing"),

2.2    Closing. On or before the Closing the Parties shall perform, in order:

a.    Purchaser shall deliver to Seller a copy of this Agreement executed by Purchaser;

b.    Seller shall deliver a fully executed copy of this Agreement to Purchaser;

c.    Seller shall deliver Shares via DTC to the Buyer (collectively, the "Certificates");

d.    Purchaser shall wire to the Seller, the Purchase Price no later than the fifth business day following the closing of this transaction. Wiring Instructions for payment are below:

Bank: Citibank
ABA#: 021000089
For Credit: JP Morgan Clearing Corp.
A/C# 09253186
FBO: The Quercus Trust 7/12/96 Acct: 102-36586-26
Ref.: Microchannel Technologies Corporation

Stock Purchase Agreement

3.    Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

3.1    Ownership of Shares. The Shares are owned solely by the Seller.

3.2    Authorization. The Seller has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform its obligations hereunder. This Agreement, when duly executed and delivered by the Seller, will constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

3.3    Approvals and Consents. No action, approval, consent or authorization, including but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to the Seller in order to constitute this Agreement as a valid, binding and enforceable obligation of the Seller in accordance with its terms.

4.    Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as follows:

4.1    Authorization. The Purchaser has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform their obligations hereunder. This Agreement, when duly executed and delivered by the Purchaser, will constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

4.2    Approvals and Consents. No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to it in order to constitute this Agreement as a valid, binding and enforceable obligation of it in accordance with its terms.

4.3    Accredited Investor. The Purchaser is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Securities, and the Purchaser is able to bear the economic risk of an investment in the Shares.

5.    General Provisions.

5.1    Entire Agreement; Amendment and Waiver. Except as set forth herein, no representations or warranties have been made to the Purchaser by the Seller, and in purchasing the Shares,  the Purchaser is not relying upon, any representations other than those specifically contained herein. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter contained herein and supersedes all prior oral or written agreements, if any, between the parties hereto with respect to such subject matter and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

Stock Purchase Agreement

Any amendments hereto or modifications hereof must be made in writing and executed by each of the parties hereto. Any failure by the Seller or the Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights.

5.2    Fairness of Purchase Price. The Purchaser and the Seller hereby acknowledge, as evidenced by their signatures hereto, that (a) the Purchase Price paid for the Shares is fair, equitable and valid; and (b) the Company's common stock is subject to market forces which will result in variances in the value thereof, which variances may be significant.

5.3    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to conflict of laws principles.

5.4    Binding Effect; Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their respective heirs, successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred or assigned (by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other party hereto. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.

5.5    Survival of Representations and Warranties. All representations and warranties made by the parties to this Agreement shall survive the execution and delivery of this Agreement.

5.6    Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument and shall bind all parties signing such counterpart.

5.7    Additional Documents. The Purchaser and the Seller agree to execute any additional documents reasonably required to effect a transfer of the Shares to the Purchaser.

[Signature Page Follows]

Stock Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SELLER: The Quercus Trust By: /s/ David Gelbaum Name: David Gelbaum Title: Trustee PURCHASER: Triumph Small Cap Funds By: /s/ Kenneth Orr Name: Kenneth Orr Title: Portfolio Manager

Stock Purchase Agreement

Exhibit C

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of December 2, 2008 (the “Effective Date”), by and between Barry Honig (the “Buyer”) and The Quercus Trust, a California statutory trust (the “Seller”).

RECITALS

WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, an aggregate of 2,717,000 shares of common stock of Octillion Corporation, a Delaware Corporation (“Octillion”), and 3,385,100 shares of MicroChannel Technologies Corporation, a Nevada corporation (“MicroChannel”)(and with Octillion, the “Companies”)(each a “Share,” and collectively the “Shares”) in accordance with the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

1.   Sale of Shares.  On the Effective Date, the Seller hereby agrees to sell to the Buyer, and the Buyer hereby agrees to purchase the Shares from the Seller, the Shares at a price of $0.35 per Share with respect to Octillion Shares and $0.015 per share with respect to Microchannel Shares. The aggregate purchase price (the “Purchase Price”) owed to the Seller for the purchase of the Octillion Shares will be $95,095 and with respect to the Microchannel Shares shall be 50,776.50, for an aggregate purchase price of 145,871.50 (the “Purchase Price”).

2.   Deliverables.

2.1   As soon as practicable following the Effective Date, the Buyer shall deliver to Seller the Purchase Price by wire transfer to the address set forth below.  The Purchase Price will constitute the entire consideration to be paid by the Buyer to the Seller for the Shares to the wire transfer address set forth below:

QUERCUS TRUST WIRE TRANSFER INFORMATION:

Citibank
ABA# 021-000-089
A/C Bear Stearns Securities Corp.
A/C# 09253186
FBO: (account name)  The Quercus Trust
A/C: (account number) 105-21494-2-2

2.2   As soon as practicable after receipt of the Purchase Price, the Buyer will deliver to the Company’s transfer agent (the “Transfer Agent”) stock powers for the Shares of each of Octillion and MicroChannel (the “Stock Powers”), in the form attached hereto as Exhibit A, fully endorsed for transfer to the Buyer and each affixed with a Medallion guarantee.  The Seller will also deliver to the Company’s transfer agents the original stock certificates which include the Shares to be sold to the Buyer.  Pursuant to the terms of this Agreement, the Seller shall request that, upon the transfer agents receipt of each Stock Power, the transfer agent shall  issue and deliver to the Buyer a duly executed stock certificate representing the total number of Shares transferred to the Buyer in the agreement, to be delivered to Barry Honig, at his address set forth below.

3.   Seller’s Representations.  The Seller represents and warrants to the Buyer and the Company as follows:

3.1   The Seller owns the Shares beneficially and of record, free and clear of any suit, proceeding, call, voting trust, proxy, restriction, security interest, lien or other encumbrance of any kind or nature whatsoever (collectively, a “Lien”) and has full power, authority and capacity to transfer and dispose of all the Shares free and clear of any Lien. Upon the payment for and delivery of the Shares as provided in this Agreement, the Buyer will acquire good and valid title to the Shares free and clear of any Lien.

3.2   The execution and delivery of this Agreement by the Seller, the consummation of the transaction contemplated hereby, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any agreement, note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which either Seller is a party or by which it may be bound.

3.3   No broker or finder has acted directly or indirectly for the Seller in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Seller.

3.4   This Agreement has been duly authorized, executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

3.5   The Seller’s transfer of the Shares to the Buyer is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and any applicable state securities laws, in each case pursuant to applicable exemptions thereunder, subject to the truth and accuracy of Buyer’s representations and warranties set forth below.

4.   Buyer’s Representations. The Buyer represents and warrants to the Seller and the Company as follows:

4.1   The Buyer has full power and authority to purchase the Shares from the Seller in accordance with this Agreement.

4.2   The Buyer understands that none of the Shares have been registered under the Securities Act. The Buyer also understands that such Shares are being offered, sold and transferred pursuant to applicable exemptions under the Securities Act and applicable state securities laws.

4.3   The Buyer understands that it will not become a party to any investor rights agreement, registration rights agreement, or similar agreement and will not receive the benefits under any such agreement with respect to the Shares.

4.4   The execution and delivery of this Agreement by the Buyer, the consummation of the transaction contemplated herein, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which the Buyer is a party or by which he may be bound.

4.5   No broker or finder has acted directly or indirectly for the Buyer in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Buyer.

4.6   This Agreement has been duly authorized, executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

4.7   The Buyer is an “accredited investor,” as that term is defined in Regulation D adopted pursuant to the Act.

4.8   The Shares to be acquired by the Buyer from the Seller as contemplated hereunder are being acquired for the Buyer’s own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and the Shares will not be sold, transferred, pledged or otherwise disposed of by the Buyer in contravention of the Securities Act or any applicable state securities laws or any provision of the charter, bylaws or any stockholders agreement of the Companies.

4.9   The Buyer is sophisticated in financial matters and an existing investor in the companies and is able to evaluate the risks and benefits of the investment in the Shares and make an informed investment decision.

4.10   The Buyer has also reviewed or has had an opportunity to review such other documents and other information regarding the Companies and their business as requested by the Buyer to the Buyer’s satisfaction, and Seller has made no representations or warranties, written or oral, regarding the business, results of operation or prospects of the Companies.

4.11   The Buyer understands that the Companies and Seller are relying, and will rely on, the information and representations with respect to the Buyer set forth in this Agreement as to whether the transfer of the Shares to the Buyer qualifies for an exemption from the registration requirements under the Securities Act, and the Buyer confirms that all such information is true and correct as of the date hereof.

4.12   The Buyer understands that the Buyer must bear the economic risk of his acquisition of the Shares for an indefinite period of time because (1) the acquisition of Shares by the Buyer has not been registered under the Securities Act or applicable state securities laws; and (2) the Shares may therefore not be sold, transferred, pledged, or otherwise disposed of unless registered for sale under the Securities Act, or unless pursuant to an applicable exemption from registration, and in any event only if the transfer is permitted. The Buyer further acknowledges that an important consideration bearing on his ability to bear the economic risk of his acquisition of Shares is whether the Buyer can afford a complete loss of such investment in the Companies, and the Buyer confirms that the Buyer can afford a complete loss of such investment in the Companies.

4.13   The Buyer understands that the certificates evidencing the Shares will bear one or more restrictive legends prohibiting the transfer thereof except in compliance with the applicable state and federal securities laws and with any restrictions on transfer contained in the Companies’ bylaws and/or stockholders’ agreement, as in effect from time to time.

4.14   The Buyer expressly acknowledges and agrees that the Company has made no representations or warranties in connection with the Shares or the transactions contemplated by this Agreement.

5.   Miscellaneous Provisions.

5.1   Any number of counterparts of this Agreement may be signed and delivered and each will be considered an original and together they will constitute one agreement.

5.2   This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto.

5.3   Each party to this Agreement will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions will be consummated.

5.4   This Agreement will be construed and performed in accordance with the laws of the State of California, without regard to the conflicts of law therein. The rights and liabilities of the present parties will bind and inure to their respective heirs, devisees, personal representatives, successors and assigns.

5.5   This Agreement constitutes the entire agreement among the parties relating to their subject matter and supersede all prior and contemporaneous agreements and understandings of the parties in connection with such subject matter.

5.6   From and after the date of this Agreement, upon the request of the Seller, the Buyer or the Companies, the Seller or the Buyer, as applicable, will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

BUYER:

/s/ Barry Honig
Barry Honig
595 South Federal Hwy, Suite 600
Boca Raton, Florida 33432

SELLER:

The Quercus Trust

/s/ David Gelbaum
David Gelbaum, Trustee
1835 Newport Blvd.
A109 - PMB 467
Costa Mesa, CA  92627

EXHIBIT A

STOCK POWER

(Stock Assignment Separate From Certificate)

FOR VALUE RECEIVED, The Quercus Trust (“Holder”) hereby sells, assigns and transfers unto Barry Honig, an individual, _____________ shares of common stock of [Octillion Corporation/MicrocChannel Technologies Corporation], a Nevada corporation (the “Company”) standing in its name on the books of said Company and represented by Certificate Number [  ],  and hereby irrevocably constitutes and appoints as Holder’s attorney to transfer the shares on the books of the Company, with full power of substitution in the premises.

Dated: December __, 2008

THE QUERCUS TRUST

_______________________________
Name:  David Gelbaum
Title:    Trustee

NOTE:  The signature(s) to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever.

A-1